United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

January 25, 2021 (January 21, 2022)

Date of Report (Date of earliest event reported)

Arisz Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41078	87-1807866
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

199 Water St, 31st Floor New York, NY	10038
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 212-845-9945

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	ARIZ	The Nasdaq Stock Market LLC
Warrants	ARIZW	The Nasdaq Stock Market LLC
Rights	ARIZR	The Nasdaq Stock Market LLC
Units	ARIZU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material definitive Agreement.

The Merger Agreement

On January 21, 2022, Arisz Acquisition Corp., a Delaware corporation (“Arisz” or “Parent”), entered into that certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and between Arisz and Finfront Holding Company, a Cayman Islands exempted company (the “Company”), pursuant to which (a) Arisz will form BitFuFu Inc., a Cayman Islands exempted company, as its wholly owned subsidiary (“Purchaser”), (b) Purchaser will form Boundary Holding Company, a Cayman Islands exempted company, as its wholly owned subsidiary (“Merger Sub”), (c) Arisz will be merged with and into Purchaser (the “Redomestication Merger”), with Purchaser surviving the Redomestication Merger, and (d) Merger Sub will be merged with and into the Company (the “Acquisition Merger”), with the Company surviving the Acquisition Merger as a direct wholly owned subsidiary of Purchaser (collectively, the “Business Combination”). Following the Business Combination, Purchaser will be a publicly traded company listed on a stock exchange in the United States.

Upon their formation, each of Purchaser and Merger Sub shall sign a joinder agreement, agreeing to be bound by the Merger Agreement as if such parties were parties thereto on the date of its signing.

Consideration

In consideration of the Acquisition Merger, Purchaser will issue 150,000,000ordinary shares (the “Closing Payment Shares”) with a deemed price per share US$10.00 (“Aggregate Stock Consideration”) to the shareholders of the Company. The Aggregate Stock Consideration consists of 7,500,000 Class A ordinary shares and 142,500,000 Class B ordinary shares of Purchaser.

The Closing

Arisz and the Company have agreed that the closing of the Business Combination (the “Closing”) shall occur no later than July 31, 2022 (the “Outside Date”). The Outside Date may be extended upon the written agreement of Arisz and the Company.

Representations and Warranties

In the Merger Agreement, the Company makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate existence and power of the Company and its subsidiaries (together, the “Company Parties”) and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and additional agreements thereto (the “Additional Agreements”); (d) absence of conflicts; (e) capital structure of the Company; (f) accuracy of charter documents and corporate records of the Company Parties; (g) accuracy of the list of all assumed or “doing business as” names used by the Company Parties; (h) required consents and approvals; (i) financial information; (j) books and records; (k) absence of certain changes or events; (l) title to assets and properties; (m) litigation; (n) material contracts; (o) licenses and permits; (p) compliance with laws; (q) ownership of intellectual property; (r) customers and suppliers; (s) accounts receivable and payable; (t) prepayments; (u) employees and benefits; (s) employment matters; (t) leases; (u) tax matters; (v) environmental laws; (w) finders’ fees; (x) powers of attorney and suretyships; (y) directors and officers; (z) international trade matters and anti-bribery compliance; (aa) that the Company is not an investment company; (bb) affiliate transactions; (cc) privacy laws; (dd) OFAC; (ee) board approval, (ff) the truthfulness of other information; and (gg) other customary representations and warranties.

In the Merger Agreement, Arisz, on its behalf and also on behalf of Purchaser and Merger Sub when formed (together, the “Parent Parties”) make certain representations and warranties relating to, among other things: (a) proper corporate existence and power; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the agreement and Additional Agreements; (d) absence of conflicts; (e) finders’ fees; (f) issuance of the Aggregate Stock Consideration; (g) capital structure; (h) information supplied; (i) minimum trust fund amount; (j) validity of Nasdaq Stock Market listing; (k) that Arisz is a public reporting company; (l) no market manipulation; (m) board approval; (n) Arisz’s SEC documents and financial statements; (o) absence of litigation; compliance with laws; (p) OFAC; (q) that Arisz is not an investment company; (r) tax matters; (s) PIPE financing; and (t) other customary representations and warranties.

Conduct Prior to Closing; Covenants Pending Closing

The Company and the Parent Parties have agreed to operate their respective business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

The Merger Agreement also contains customary closing covenants.

Conditions to Closing

General Conditions to Closing

Consummation of the Merger Agreement and the transactions herein is conditioned on, among other things, (i) no provisions of any applicable law and no order prohibiting or preventing the consummation of the closing; (ii) there not being any action brought by a third party that is not an affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the closing; (iii) all consents, approvals and filings required to consummate the transactions contemplated by the Merger Agreement shall have been made or obtained; (iv) the SEC having declared the registration statement with respect to the Business Combination effective, and no stop order suspending the effectiveness of the registration statement or any part thereof having been issued; (v) the Merger Agreement, each of the additional agreement as described in the Merger Agreement and the transactions contemplated thereby, having been duly authorized and approved by the shareholders of Purchaser; (v) the Merger Agreement, each of the additional agreement as described in the Merger Agreement and the transactions contemplated thereby, having been duly authorized and approved by the shareholders of the Company; (vii) all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have been made and any applicable waiting period shall have been completed; (viii) as of the closing, the Purchaser shall have at least $5,000,001 in net tangible assets; and (ix) each of Purchaser and Merger Sub shall have been formed and shall have executed a joinder agreement to the Merger Agreement.

Company’s Conditions to Closing

The obligations of the Company to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

●	the Parent Parties complying with all of obligations under the Merger Agreement in all material respects;

●	the representations and warranties of the Parent Parties being true on and as of the date of the Merger Agreement and the closing date of the transactions except as would not be expected to have a material adverse effect;

●	the Parent Parties complying with the reporting requirements under the applicable Securities Act and Exchange Act;

●	there having been no material adverse effect to the Parent Parties and

●	Purchaser having remained listed on Nasdaq and the additional listing of the Closing Payment Shares shall have been approved by Nasdaq.

Parent Parties’ Conditions to Closing

The obligations of the Parent Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

●	the Company complying with all of the obligations under the Merger Agreement in all material respects;

●	the representations and warranties of the Company being true on and as of the date of the Merger Agreement and the closing date of the transactions except as would not be expected to have a material adverse effect;

●	there having been no material adverse effect to the Company;

●	the Parent Parties having received copies of all governmental approvals, and no such governmental approval shall have been revoked.

●	the Parent Parties having received duly executed opinions from the Company’s Cayman Islands counsel in form and substance reasonably satisfactory to them;
●

the Parent Parties having received a copy of each of the Additional Agreements to which the Company is a party, duly executed by the Company and in full force and effect, as well as a copy of each of the Additional Agreements duly executed by all required parties thereto, other than Parent or the Company.

●	the aggregate cash proceeds available to the Parent Parties from a private placement or other financing to be consummated simultaneously with the closing of the Acquisition Merger (the “PIPE Investment”) being not less than $50,000,000.

●	The Parent Parties having received copies of certain third party consents, and no such consents have been revoked and the listing of the Purchaser’s securities shall have been approved by Nasdaq subject to official notice of issuance.

Termination; Breakup Fee

The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to the shareholders of Purchaser, by:

●	mutual written consent of the Parent Parties and the Company;

●	any of the Parent Parties, if any of the representations or warranties of the Company shall not be true and correct, or if the Company has failed to perform any covenant which, if capable of being cured is not cured (or waived by the Parent Parties) by the earlier of (i) the Outside Date or (ii) 20 days after written notice thereof is delivered to the Company, provided that the Parent Parties are not in breach of the Merger Agreement at such time;

●	the Company, if any of the representations or warranties of the Parent Parties shall not be true and correct, or if any Parent Party has failed to perform any covenant which, if capable of being cured is not cured (or waived by the Company) by the earlier of (i) the Outside Date or (ii) 20 days after written notice thereof is delivered to the Parent Parties, provided that the Company is not in breach of the Merger Agreement at such time; or

●	the Company or any Parent Party on or after the Outside Date, if the Acquisition Merger shall not have been consummated prior to the Outside Date; provided, however, that the terminating party shall not be in breach of the Merger Agreement as of the date of such termination; (ii) if any governmental order preventing the consummation of the Business Combination shall be in effect and shall have become final and non-appealable; or (iii) if any of the matters to be approved by Purchaser’s shareholders in connection with the Business Combination are not so approved;

●	the Parent Parties if the shareholders of the Company fail to approve the Business Combination on or before the date specified in the Merger Agreement; or

●	the Parent Parties, in the event that the Company fails to deliver its audited 2020 and 2021 financial statements to the Parent Parties on or before March 31, 2022.

Breakup Fee

In the event that Arisz terminates the Merger Agreement (i) due to the Company’s breach of its warranties and representations or its failure to perform its covenants, (ii) due to the Company’s failure to deliver its audited financial statements for 2020 and 2021 on or before April 15, 2022 or (iii) or as a result of the Company’s refusal to consummate the transactions contemplated thereby, the Company shall pay Parent a breakup fee equal to $3,000,000 in cash within three business days following such termination; provided, however, that the Company shall not be obligated to pay a breakup fee if Arisz terminates the Merger Agreement primarily due to regulatory oversight or scrutiny not caused by the Company’s lack of cooperation or non-compliance with the terms of the Merger Agreement.

In the event that the Company terminates the Merger Agreement (a) due to Arisz’s breach of its warranties and representations or its failure to perform its covenants or (b) or as a result of the Company’s refusal to consummate the transactions contemplated thereby, Arisz shall pay the Company a breakup fee of 450,000 shares of Arisz common stock (having a deemed value of $4,500,000), within three business days following such termination.

Indemnification

The Merger Agreement does not provide for indemnification obligations for any party. All representations and warranties contained in the Merger Agreement shall terminate as of the Closing date.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Additional Agreements Executed at the Signing of the Merger Agreement

PIPE Subscription Agreements

In connection with the proposed Merger, Arisz and the Company obtained commitments from interested accredited investors (each a “Subscriber”) to purchase Class A ordinary shares of Purchaser which will be issued in connection with the Closing (the “PIPE Shares”), for an aggregate cash amount of $70,000,000 at a purchase price of $10.00 per share, in a private placement (the “PIPE”). Such commitments are being made by way of the Subscription Agreements (the “PIPE Subscription Agreements”), by and among each Subscriber, Arisz and the Company. The purpose of the sale of the PIPE Shares is to raise additional capital for use in connection with the Merger. The PIPE Shares are identical to Class A ordinary shares of Purchaser that will be issued to existing public stockholders at the time of the Closing, except that the PIPE Shares will not be entitled to any redemption rights and will not be registered with the SEC. The closing of the sale of PIPE Shares (the “PIPE Closing”) will be contingent upon the substantially concurrent consummation of the Merger

Pursuant to the PIPE Subscription Agreement Agreements, Purchaser has agreed to file (at Purchaser’s sole cost and expense) a registration statement registering the resale of the shares of common stock to be purchased in the private placement (the “PIPE Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”) no later than thirty (30) calendar days following the Closing assuming no additional financial statements are required or desirable to be included at the time of such filing) or (ii) ninety (90) calendar days following the Closing of the Transaction (assuming additional financial statements are required or desirable to be included at the time of such filing). Purchaser will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practical but no later than the earlier of (i) the 120th calendar day following the filing date thereof (in the event the SEC notifies Purchaser that it will “review” the PIPE Resale Registration Statement) and (ii) the 10th business day after the date Purchaser is notified by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review. (The rights set forth above granted to the Subscribers pursuant to the PIPE Subscription Agreements are defined as the “PIPE Registration Rights”).

Each PIPE Subscription Agreement will terminate upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties to the PIPE Subscription Agreements, (iii) any of the conditions to the PIPE Closing are not satisfied or waived on or prior to the PIPE Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement are not consummated at the PIPE Closing or (iv) July 31, 2022.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Subscription Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Amended and Restated Subscription Agreements

Contemporaneously with the execution of the Merger Agreement each of Chardan Capital Markets, LLC (“Chardan”) and the Sponsor executed amendments to the subscription agreements that had been executed by each of them on November 17, 2021 in connection with Arisz’s initial public offering, and filed as Exhibits 10.5 and 10.6, respectively, to the Current Report on Form 8-K filed by Arisz on November 23, 2021 (the “Amended and Restated Subscription Agreements”). Pursuant to the Amended and Restated Subscription Agreements, each of Chardan and Sponsor agreed, among other things not to transfer assign or sell any Private Units, Over-Allotment Units (each as defined in the Amended and Restated Subscription Agreements) or their underlying securities, until the consummation of a business combination involving Arisz.

The foregoing description of the Amended and Restated Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, copies of which are filed as Exhibit 10.6 hereto and incorporated by reference herein.

Sponsor Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of Arisz common stock entered into a support agreement (the “Sponsor Support Agreement),” pursuant to which such holders agreed to , among other things, approve the Merger Agreement and the proposed Business Combination.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is included as Exhibit E to the Merger Agreement, Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Shareholder Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of Company ordinary shares entered into a support agreement (the “Shareholder Support Agreement”), pursuant to which such holders agreed to , among other things, approve the Merger Agreement and the proposed Business Combination.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is included as Exhibit C to the Merger Agreement and as 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Agreements

Contemporaneously with the execution of the Merger Agreement, certain holders of Company ordinary shares executed lock-up agreements (the “Lock-up Agreements”). Pursuant to the Lock-Up Agreements such holders have agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Arisz common stock held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Arisz common stock if any, acquired during the Lock-Up Period (as defined below)), the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is six months after the date of the Closing (the “Lock-Up Period”).

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a form of which is included as Exhibit B to the Merger Agreement and as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Stock Purchase Agreement

In connection with the execution of the Merger Agreement, Arisz Investment LLC (the “Sponsor”) and Ethereal Tech Pte. Ltd., a subsidiary of the Company (“ET”), entered into a stock purchase agreement (the “ET Stock Purchase Agreement”), pursuant to which ET purchased 128,206 shares of Arisz common stock (the “ET Shares”) from the Sponsor for a purchase price of $1,250,000. Subject to the satisfaction of conditions set forth in the ET Stock Purchase Agreement, the Sponsor shall cause the ET Shares to be transferred on the books and records of Arisz to ET.

Additional Agreements to be Executed at Closing

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, Purchaser will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain existing stockholders of Arisz with respect to certain shares, units, private units (and the private shares, private units and private rights included therein) they own at the Closing. The Amended and Restated Registration Rights Agreement provides certain demand registration rights and piggyback registration rights to the stockholders, subject to underwriter cutbacks and issuer blackout periods. Purchaser will agree to pay certain fees and expenses relating to registrations under the Purchaser Amended and Restated Registration Rights Agreement.

The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Amended and Restated Registration Rights Agreement, a copy of which is included as Exhibit D to the Merger Agreements, Exhibit 10.5 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above under the heading “PIPE Subscription Agreements” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The PIPE Securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure

On January 25, 2022 Arisz and the Company issued a press release announcing the execution of the Business Combination Agreement. Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the copy of the press release.

Attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the investor presentation that will be used by Arisz in making presentations to certain existing stockholders of Arisz and other persons with respect to the Business Combination.

The information in this Item 7.01 (including Exhibits 99.1 and 99.2) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act , or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

IMPORTANT NOTICES

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the pending transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of Arisz and the Company to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or Arisz; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Arisz’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and (ix) risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in the Prospectus dated November 17, 2021 relating Arizs’s initial public offering and in the Registration Statement and proxy statement that will be filed with the SEC by Arisz and/or its subsidiary in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arisz, the Company and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the transaction described herein, Arisz and and/or its subsidiary will file relevant materials with the Securities and Exchange Commission (the “SEC”), including the Registration Statement on Form S-4 or Form F-4 and a proxy statement (the “Registration Statement”). The proxy statement and a proxy card will be mailed to stockholders as of a record date to be established for voting at the stockholders’ meeting of Arisz stockholders relating to the proposed transactions. Stockholders will also be able to obtain a copy of the Registration Statement and proxy statement without charge from Arisz. The Registration Statement and proxy statement, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to Arisz at 199 Water Street, 31st Floor, New York, NY 10038. INVESTORS AND SECURITY HOLDERS OF ARISZ ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT ARISZ WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ARISZ, THE COMPANY AND THE TRANSACTIONS.

Participants in Solicitation

Arisz, the Company and certain shareholders of Arisz, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Arisz common stock in respect of the proposed transaction. Information about Arisz’s directors and executive officers and their ownership of Arisz common stock is set forth in the Prospectus dated November 17, 2021 and filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Arisz or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
2.1*	Merger Agreement dated January 21, 2022 by and between Arisz and Finfront Holding Company,
10.1	Form of PIPE Subscription Agreement
10.2	Sponsor Support Agreement dated January 21, 2022, by and among Arisz and certain holders of Arisz common stock
10.3	Shareholder Support Agreement dated January 21, 2022 by and among certain holders of Company ordinary shares
10.4	Form of Lock-Up Agreement
10.5	Form of Amended and Restated Registration Rights Agreement
10.6	Amended and Restated Subscription Agreements, by and between Arisz and the Sponsor and by and between Arisz and Chardan Capital Markets, LLC
99.1	Press Release dated January 25, 2022
99.2	Investor Presentation

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 25, 2022

ARISZ ACQUISITION CORP.

By:	/s/ Echo Hindle-Yang
Name:	Echo Hindle-Yang Chen
Title:	Chief Executive Officer